                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                  LODGIAN, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
               Series A Preferred Stock, $.01 Par Value Per Share
             -------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 54021P 20 5
                          Preferred Stock: 54021P 30 4
             -------------------------------------------------------
                                 (CUSIP Number)

                                  John B. Frank
                           Principal & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 25, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Common Stock:    54021P 20 5
           Preferred Stock: 54021P 30 4                             Page 2 of 8
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                    (a) | |
                                                         (b) |x|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS
        2 (d) or 2 (e)  | |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    2,817,577 Common Stock
BENEFICIALLY OWNED BY EACH          933,346 Preferred Stock
REPORTING PERSON WITH         --------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    2,817,577 Common Stock
                                    933,346 Preferred Stock
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,817,577 Common Stock
        933,346 Preferred Stock
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)  |x|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.49% Common Stock(1)
        23.06% Preferred Stock(2)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (See Instructions)
        IA, OO
--------------------------------------------------------------------------------


----------------
(1)  Based on a total of 24,531,157 issued and outstanding shares of Common
     Stock.
(2) Based on a total of 4,048,182 issued and outstanding shares of Preferred Stock.

CUSIP No.: Common Stock:    54021P 20 5
           Preferred Stock: 54021P 30 4                             Page 3 of 8

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OCM Real Estate Opportunities Fund II, LLP
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                    (a) | |
                                                         (b) |x|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS
        2 (d) or 2 (e)  | |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER
NUMBER OF SHARES                    2,512,726 Common Stock
BENEFICIALLY OWNED BY EACH          747,789 Preferred Stock
REPORTING PERSON WITH         --------------------------------------------------
                              8.    SHARED VOTING POWER
                                    None
                              --------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER
                                    2,512,726 Common Stock
                                    747,789 Preferred Stock
                              --------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,512,726 Common Stock
        747,789 Preferred Stock
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)  |x|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.24% Common Stock(3)
        18.47% Preferred Stock(4)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (See Instructions)
        PN
--------------------------------------------------------------------------------


----------------
(3)  Based on a total of 24,531,157 issued and outstanding shares of Common
     Stock.
(4) Based on a total of 4,048,182 issued and outstanding shares of Preferred Stock.

     This Amendment No.2 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed jointly by the Reporting Persons on December 5, 2002 and amended by the Statement on Schedule 13D/A filed jointly by the Reporting Persons on June 25, 2003 (the "Schedule 13D") with respect to the Series A Preferred Stock, $.01 par value per share (the "Preferred Stock") and Common Stock, $.01 par value per share (the "Common Stock") of Lodgian, Inc. (the "Issuer"). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meanings given in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the Preferred Share Exchange Agreement, dated as of June 22, 2004 (the "Exchange Agreement"), by and among the Issuer and each of the holders of Preferred Stock identified therein, on June 25, 2004, Oaktree acquired beneficial ownership of 2,262,661 shares of Common Stock (including 1,986,523 shares acquired by Fund II) in exchange for 851,736 shares of Preferred Stock beneficially owned by Oaktree (including 747,789 shares exchanged by Fund II) (the "Exchange").

Item 4.  Purpose of Transaction.

     The information set forth in Item 3 and 6 is incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer.

     The filing of this Amendment shall not be construed as an admission that either Reporting Person or any of its respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or
Section 13 (g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Amendment. In addition, the filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Amendment for any purposes other than Section 13 (d) or Section 13 (g) of the Securities Act of 1934.

     On November 21, 2003, the Issuer paid an in kind dividend pro rata to all holders of Preferred Stock in which Oaktree received 194,807 shares of Preferred Stock (including 163,214 shares received by Fund II) (the "Preferred Dividend").

     The Issuer set a record date of April 29, 2004 for a reverse stock split of Common Stock in a ratio of one-for-three (1:3) (the "Reverse Split). As a result of the Reverse Split, the 1,664,752 shares of Common Stock previously reported as beneficially owned by Oaktree (including 1,578,611 shares beneficially owned by Fund II) were converted into 554,916 shares (including 526,203 shares beneficially owned by Fund II).

     (a) Fund II beneficially owns 2,512,726 shares of Common Stock (approximately 10.24% of the total number of shares of Common Stock outstanding) and 747,789 shares of Preferred Stock (approximately 18.47% of the total number of shares of Preferred Stock outstanding).

     Oaktree, in its capacity as (i) the general partner of Fund II, (ii) the managing member of Fund III GP, the general partner of Fund III and Fund IIIA, and (iii) the investment manager of the Separate Account, may be deemed to be the beneficial owner of 2,817,577 shares of Common Stock (approximately 11.49% of the total number of shares of Common Stock outstanding) and 933,346 shares of Preferred Stock (approximately 23.06% of the total number of shares of Preferred Stock outstanding). This number includes (w) the shares of Common Stock and Preferred Stock held by Fund II as set forth in (a) above, (x) 267,855 shares of Common Stock and 100,828 shares of Preferred Stock held by Fund III, (y) 8,283 shares of Common Stock and 3,119 shares of Preferred Stock held by Fund IIIA and (z) 28,713 shares of Common Stock and 81,610 shares of Preferred Stock held by the Separate Account.

     (b) Oaktree has discretionary authority and control over all of the assets of the Oaktree Funds and the Separate Account pursuant to its status as (i) the general partner of Fund II, (ii) the managing member of Fund III GP, the general partner of Fund III and Fund IIIA, and (iii) the investment manager of the Separate Account, including the power to vote and dispose of the shares of Common Stock and Preferred Stock held by the Oaktree Funds and the Separate Account. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of 2,817,577 shares of Common Stock and 933,346 shares of Preferred Stock.

     (c) Except as set forth in Item 3 above, the Reporting Persons have not effected or caused to be effected any transactions with respect to shares of Common Stock or Preferred Stock in the 60 days prior to the date hereof.

     (d) The client of the Separate Account, the partners of the Oaktree Funds and the members of Oaktree have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares of Common Stock and Preferred Stock beneficially owned by Oaktree.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Exchange was pursuant to the Exchange Agreement. The form of the Exchange Agreement is incorporated by reference in this Item 6.

     In connection with the Exchange, Fund II, Fund III and Fund IIIA entered into a Registration Rights Agreement, dated as of June 22, 2004 (the "Registration Rights Agreement"), with the Issuer and other holders who acquired shares of Common Stock pursuant to the Exchange Agreement, which provides the parties with certain registration rights. The form of the Registration Rights Agreement is incorporated by reference in this Item 6.

     The Issuer has stated that it intends to use a portion of the net proceeds of its offering of shares of Common Stock completed on June 25, 2004 to redeem all of the shares of Preferred Stock that remain outstanding after giving effect to the Exchange.

     Except as described above and elsewhere in the Schedule 13D, as of the date hereof, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 to the
Schedule 13D and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

     The Exhibit Index is incorporated by reference in Item 7.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: July 1, 2004

                                     OAKTREE CAPITAL MANAGEMENT, LLC.

                                     By: /s/Russel S. Bernard
                                     ----------------------------------
                                     Name:  Russel S. Bernard
                                     Title: Principal


                                     By: /s/Marc Porosoff
                                     ----------------------------------
                                     Name:  Marc Porosoff
                                     Title: Senior Vice President, Legal


                                     OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.

                                     By: Oaktree Capital Management, LLC,
                                         its general partner

                                     By: /s/Russel S. Bernard
                                     ----------------------------------
                                     Name:  Russel S. Bernard
                                     Title: Principal


                                     By: /s/Marc Porosoff
                                     ----------------------------------
                                     Name:  Marc Porosoff
                                     Title: Senior Vice President, Legal

                                  Exhibit Index

                                                                            Page
                                                                            ----
99.1 Form of Preferred Exchange Agreement (incorporated by reference to Exhibit 10.38 to Amendment No. 4 to the Issuer's Registration
      Statement on Form S-1, Registration No. 333-113410, filed with the Securities and Exchange Commission on June 21, 2004
      ("Amendment No. 4"))

99.2 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.39 to Amendment No. 4)